UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Meridian Insurance Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
589644-10-3
(CUSIP Number)
June 30, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589644-10-3

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gregory M. Shepard

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   [ ]
(b)   [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      966,900

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      966,900

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      966,900

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARE*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       14.6%

12     TYPE OF REPORTING PERSON*
       IN

Item 1(a). Name of Issuer:
           Meridian Insurance Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           2955 North Meridian Street
           Indianapolis, IN  46206

Item 2(a). Name of Person Filing:
           Gregory M. Shepard

Item 2(b). Address of Principal Business Office:
           c/o American Union Financial Corporation
           303 East Washington Street
           Bloomington, Illinois  61701

Item 2(c). Citizenship:
           United States Citizen

Item 2(d). Title of Class of Securities:
           Common Stock, no par value

Item 2(e). CUSIP Number
           589644-10-3

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)     [ ]     Broker or Dealer registered under Section  15 of
the Act (15 U.S.C. 78o);
Not applicable

(b)     [ ]     Bank as defined in Section  3(a)(6) of the Act (15
U.S.C. 78c);
Not applicable

(c)     [ ]     Insurance Company as defined in Section  3(a)(19)
of the Act (15 U.S.C. 78c);
Not applicable

(d)     [ ]     Investment Company registered under Section  8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8);
Not applicable

(e)     [ ]     Investment Adviser registered under Section
240.13d-1(b)(1)(ii)(E);
Not applicable

(f)     [ ]     Employee Benefit Plan or Endowment Fund in
accordance with Section 240.13d-1(b)(1)(ii)(F);
Not applicable

(g)     [ ]     Parent Holding Company or Control Person in
accordance with Section 240.13d-1(b)(ii)(G);
Not applicable

(h)     [ ]     Savings Associations as defined in Section  3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
Not applicable

(i)     [ ]     Church Plan that is excluded from the definition of
an Investment Company under Section  3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
Not applicable

(j)     [ ]     Group, in accordance with Section 240.13d-
1(b)(ii)(J).
Not applicable

Item 4.     Ownership:

Effective June 30, 1998, Gregory M. Shepard purchased 996,900 shares of Common Stock of Meridian Insurance Group, Inc.(1). The current beneficial ownership as of June 30, 1998, and as of the date of the filing hereof of the subject securities is as follows:

Gregory M. Shepard

(a)     Amount Beneficially Owned:
966,900 shares of Common Stock

(b)     Percent of Class:  14.6%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:
                966,900 shares of Common Stock

        (ii)     shared power to vote or to direct the vote:  0

        (iii)     sole power to dispose or to direct the
                  disposition of:  966,900 shares of Common Stock

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

**     Percentage based on 6,641,519 shares of the Issuer's Common
Stock outstanding as of March 31, 1998.

Item 5.     Ownership of Five Percent or less of a Class:

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of
Another Person:

No person other than Gregory M. Shepard is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7.     Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding
Company:

Not applicable

Item 8.     Identification and Classification of Members of the
Group:

Not applicable

Item 9.     Notice of Dissolution of Group:

Not applicable

Item 10.     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of July, 1998.


/s/ Gregory M. Shepard
Gregory M. Shepard

(1) Gregory M. Shepard owns 50 percent of the common stock of American Union Financial Corporation ("AUFC"), an Illinois corporation and collectively with Tracy M. Shepard owns 100 percent of the common stock of AUFC. AUFC owns 100 percent of the capital stock of Direct Auto Insurance Company (formerly "Union Automobile Insurance Company"), an Illinois corporation ("Direct Auto Insurance") which in turn owns 100 percent of the capital stock of American Union Life Insurance Company, an Illinois corporation ("AULIC") and Direct Auto Indemnity Company (formerly "Prairie State Farmers Insurance Company"), an Illinois corporation ("Direct Auto Indemnity") (collectively, the "AUFC Companies"). Prior to the purchase of Common Stock of the Issuer by Gregory M. Shepard, which was effective June 30, 1998, Gregory M. Shepard did not directly own any of the outstanding shares of Meridian Insurance Group, Inc. Effective June 30, 1998, Gregory M. Shepard purchased
(i) 64,290 shares of Common Stock of the Issuer from AUFC, (ii) 680,400 shares of Common Stock of the Issuer from AULIC, and (iii) 222,210 shares of the Common Stock of the Issuer from Direct Auto Indemnity. As a result of such sales to Gregory M. Shepard, none of the AUFC Companies have either direct or beneficial ownership interest in the shares of Common Stock of the Issuer. Such change in the ownership by AUFC Companies is the subject of an Amended
Schedule 13G filed on behalf of the AUFC Companies as of the date hereof.